SAMSON OIL & GAS ENTERS TRADING HALT

Denver April 29th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has entered into a trading halt in the Australian and US markets.  This halt is necessary for Samson to make an announcement in relation to a proposed capital raising.

The trading halt has been requested until the earlier of Monday May 3rd, 2010 and the release of the announcement in relation to the above capital raising.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,306 million ordinary shares issued and outstanding, which would be the equivalent of 65.3 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.77 per ADS on April 27th 2010 the company has a market capitalization of approximately US$50.28 million.  Correspondingly, based on the ASX closing price of A$0.040 on April 27th, 2010, the company has a market capitalization of A$52.24 million.

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.